FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

             For the month of November 1, 2006 to November 30, 2006



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................


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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: December 14, 2006




/s/ P M SMYTH
.........................................
(Signed by)
 P M SMYTH
Chief Executive






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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


             For the month of November 1, 2006 to November 30, 2006

661      Listing on Frankfurt Stock Exchange
662      Konang 3R Drilling Update
663      Uranium Sampling Programme
664      Two Onshore Oil Concessions: Angola
















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                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com






November 1, 2006



The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000


                       LISTING ON FRANKFURT STOCK EXCHANGE

CityView Corporation Limited advises that it is now listed on the Frankfurt Stock Exchange under the code C4Z.

CityView's primary listing is on the Australian Stock Exchange under the code CVI. It is also dual listed on the OTCBB in USA under the code CTVWF.

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com


November 9, 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000


                            KONANG 3R DRILLING UPDATE

CityView has been advised by the operator Medco Energi that the Konang 3 Replacement Well has reached 3071 feet Measured depth or 2918 feet True Vertical depth: this well is being drilled directionally with a distance of approximately 120 metres at the bottom from the previous well Konang 3.

Halliburton has been commissioned to run a Vertical Seismic Profile electric log so that the formation can be analysed. In the meantime the well will be temporarily suspended for further study of the drilling and geological issues.

CityView is free carried through the drilling of Konang-3R.

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com
13 November 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000

                           URANIUM SAMPLING PROGRAMME

CityView Corporation Limited advises that its rock/soil sampling involves the collection of approximately 500 samples over each target area - approximately 1,500 samples in total. The proposed order is:

1.       Catabola
2.       Caqueti - Cuma
3.       Longonjo Carbonatite

Given the close proximity of the Catabola and Caqueti-Cuma, these will be sampled on a continuous grid covering both prospects. This will be primarily a litho-geochemistry survey, as little soil cover exists there. Sampling spacing will be 100m along the survey baseline, and at intervals of 50m perpendicular to the baseline. Total area to be covered is approximately 3.6 km(2), or approximately 720 samples. This leaves 280 samples for detailed infill where necessary, to be determined by the geologists in the field.

The Longonjo Carbonatite is essentially a circular feature, and is defined quite accurately by topography. The sampling programme involves 500 samples and will concentrate on the central part of the carbonatite complex and cover an area of approximately 5 km(2) on a 100m x 100m grid.

It is anticipated that the sampling programme will be completed in approximately 6 weeks. Samples will be bagged and tagged and will then be packed in packing cases, certified by the Ministry of Mines and Geology for export, and freighted to OMAC Laboratories Ireland for analysis.

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com

November 28, 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000



                       TWO ONSHORE OIL CONCESSIONS: ANGOLA

CityView Corporation Limited is pleased to advise that a joint venture application has been agreed upon between Nexoil Corporation SARL ("Nexoil") and Petro African Energy plc's subsidiary Energy Africa Ltd. This joint venture secures two onshore oilfields in the middle of the Kwanza Basin on behalf of Energy Africa Ltd and CityView.

The oilfields lie respectively adjacent to the north and south of the Kwanza River.

The Kwanza Basin shares the same oil rich structural history and sedimentation pattern, including salt tectonism and turbidite fan development. These structures are also prolific in other successful West African Basin oil projects, particularly the productive Lower Congo Basin to the north.

Potential for a major oil discovery lays in the active rift sequence sediments underlying the Aptian salt. A recent billion barrel discovery has been made in equivalent active rift sediments onshore at MBoundi in the neighbouring South Congo Basin.

Nexoil is a leading Angolan business house and will be responsible for the processing of the documentation from Sonangol, the State Oil Company of Angola.

The Operator of the project "Quest Energy Middle East Limited" ("Quest") has the requisite qualified operator status. CityView holds 8.3% equity in Quest and Mr. Ansari is chairman of both CityView and Quest.


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  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


             For the month of November 1, 2006 to November 30, 2006



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION